UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F     X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

NOTICE OF

SPECIAL MEETING OF HOLDERS OF COMMON SHARES

OF PEACE ARCH ENTERTAINMENT GROUP INC.

TAKE NOTICE that a Special Meeting of the Holders of Common Shares of Peace Arch Entertainment Group Inc. (hereinafter called the “Company”) will be held at the registered office of the Company, 124 Merton Street, Suite 407, Toronto, Canada on August 24, 2005 at the hour of 10:00 o’clock in the forenoon (Eastern Daylight Savings Time) for the following purposes:

1.

to consider and, if thought fit, to pass a special resolution amending the articles of the Company, the text of which special resolution is attached as Appendix A to the Information Circular accompanying this Notice; and

2.

to consider and, if thought fit, to pass a special resolution authorizing the directors to reduce the Company’s stated capital account for the common shares by the amount of up to $29,706,623, or such lesser amount as may be determined by the directors, the text of which special resolution is attached as Appendix B to the Information Circular accompanying this Notice.

Accompanying this Notice is an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy holder to attend and vote in his or her place.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the instructions accompanying the form of Proxy enclosed herewith and then complete, date, sign and return the Proxy within the time set out in the instructions.  The enclosed Form of Proxy is solicited by Management of the Company but, as set out in the Instructions, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.  Unregistered shareholders who received the enclosed Form of Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

Dated at Toronto, Ontario, this 22nd day of July, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

“GARY HOWSAM”

CHIEF EXECUTIVE OFFICER

2

Suite 407 – 124 Merton Street, Toronto, Ontario, M4S 2Z2
Telephone:  416-487-0377

INFORMATION CIRCULAR

AS AT AND DATED THE 22nd DAY OF JULY, 2005

(unless otherwise noted herein)

This Information Circular accompanies the Notice of the Special Meeting of Holders of Common Shares of Peace Arch Entertainment Group Inc. (hereinafter called the "Company") with respect to the Special Meeting of Shareholders to be held on August 24, 2005, and is furnished in connection with a solicitation of proxies for use at the Meeting and at any adjournment thereof.  The Special Meeting is sometimes hereinafter referred to as the “Meeting”.

PERSONS OR COMPANIES

MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY

MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

COMPLETION, DEPOSIT AND VOTING OF PROXIES

Those shareholders so desiring may be represented by proxy at the Meeting.  The persons named in the enclosed form of proxy are directors or officers of the Company.  A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on his behalf at the Meeting other than the persons named as proxy holders in the form of proxy accompanying this Information Circular.  To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the proxy and strike out the other names or submit another proxy.

The instrument of proxy must be signed and, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, deposited either at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, Proxy Dept, 200 Queen’s Quay East, Unit 6, Toronto, Ontario, M5A 4K9, (fax 416-368-2502) or at the Head Office of the Company at the address set out above, not less than 1 hour prior to the time of the holding of the Meeting or any adjournment thereof, or be deposited with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof.  Unregistered shareholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by the intermediary.

THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY BALLOT THAT MAY BE CALLED FOR AND IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES SHALL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN.  WHERE NO CHOICE IS OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON AND A MANAGEMENT NOMINEE IS NAMED IN THE FORM OF PROXY TO ACT AS THE SHAREHOLDER’S PROXY, THE SHARES REPRESENTED BY THE PROXY HEREBY SOLICITED SHALL BE VOTED IN FAVOUR OF ALL SUCH MATTERS.  THE FORM OF PROXY GIVES THE PERSON NAMED AS PROXYHOLDER DISCRETIONARY AUTHORITY REGARDING AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

1.

NON-REGISTERED SHAREHOLDERS

Pursuant to the requirements of the Canadian Securities Administrators, under National Instrument 54-101, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and the Form of Proxy to the clearing agencies and intermediaries for distribution to non-registered shareholders of the Company who have not waived their right to receive such materials.  Non-registered shareholders may be forwarded a proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of the common shares they beneficially own.  A voting instruction form (which is not a proxy) is normally mailed to non-registered shareholders by their broker.

Should a non-registered shareholder who receives a Form of Proxy wish to attend, and vote at the Meeting in person (or have another person attend and vote on his/her behalf), the non-registered shareholder should strike out the names of the persons named in the proxy and insert his/her own, or another person’s name in the blank space provided.

Shareholders should note that if they received a voting instruction form from a broker or an intermediary, it is not a valid Form of Proxy and cannot substitute for a Form of Proxy at the Meeting.  The Scrutineer of the Meeting cannot count the votes of a non-registered shareholder wishing to vote in person or by proxy at the Meeting unless such shareholder holds a valid Form of Proxy from the Intermediary.  Such shareholders need to contact their broker or intermediary and arrange deliver to them of a valid Form of Proxy.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

VOTING SHARES AND

PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of Preference Shares without par value.  As at July 21, 2005, there are 20,948,491 Common Shares and no Preference Shares issued and outstanding.   At a general meeting of the Company, on a show of hands, every shareholder present in person and entitled to vote and every proxy holder duly appointed by a holder of a share who would have been entitled to vote shall have one (1) vote and, on a poll, every shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one (1) vote for each Common Share of which such shareholder is the registered holder.  The chairman of the Meeting has the right not to conduct a vote by way of ballot on a matter unless a poll is demanded by a shareholder or proxy holder present at the Meeting or required because the number of shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting in respect of that matter.

A quorum for the Special Meeting is two shareholders present in person or represented by proxy holding not less than 33 1/3% of the issued and outstanding common shares of the Company.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights attached to any one class of voting securities of the Company, other than:

		Number of Securities	Percentage of Class
Name	Type of Ownership	Common	Common
CPC Communications Inc.(1)	Direct	6,833,333	32.6%
FremantleMedia (2)	Direct	2,930,792	13.9%

(1)

CPC Communications Inc. is an Ontario company that is controlled by the family of Gary Howsam, a director and officer of the Company.

(2)

These shares were issued in relation to the conversion rights instrument under the debt restructuring agreement with FremantleMedia.

The directors have determined that all shareholders of record as of 25th day of July, 2005 will be entitled to receive notice of and to vote at the SPECIAL MEETING.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

By press release dated July 15, 2005, the Company announced its intention to issue up to U.S.$2,000,000 in Preference Share Units on an arm’s length private placement basis at a price of US $0.46 per Unit, each Unit consisting of one 10% Series I Preference Share (“Series I Share”) and one warrant to purchase one 10% Series II Preference Share (“Series II Share”) at a price of U.S. $0.50 per share for a period of 48 months from closing, which is scheduled to occur on July 29, 2005.  The Series I Shares and Series II Shares are convertible into common shares, on a share-for-share basis, subject to customary adjustments for anti-dilution, and are non-voting.

As a condition of Closing of the transaction, the Company undertook to call this Special Meeting of shareholders in order to approve an amendment to the Company’s Corrected Articles of Continuance dated September 1, 2004 (the “2004 Articles”), in order to change the Series I Shares and Series II Shares from non-voting to voting, so that each Series I Share and Series II Share would have the right to vote at all meetings of the shareholders of the Company.  Although the 2004 Articles provide for the creation of a series of voting preference shares, the 2004 Articles contain a contradictory provision stating that preference shares are to be non-voting, creating an ambiguity with respect to the classes and series of shares the Company is authorized to issue.

In order to remove the ambiguity in the 2004 Articles and provide voting rights to the holders of the Series I Shares and Series II Shares, the Special Resolution, attached as Appendix A, must be adopted.  If adopted, articles of amendment (the “2005 Articles”) will be filed with the Ministry of Consumer and Business Services (Ontario) that authorize the directors to approve the issuance of an unlimited number of voting and unlimited number of non-voting preference shares in one or more series, with such rights, privileges, restrictions and conditions as the directors may designate.  In addition, the 2005 Articles provide for certain additional changes from the 2004 Articles including the deletion of certain of the contradictory or ambiguous rights, privileges, restrictions and conditions attaching to the preference shares authorized under the 2004 Articles.

Under the Business Corporations Act (Ontario) (“OBCA”), the amendment to the Company’s articles requires that shareholders must pass a “special resolution”, which is a resolution passed by a majority of not less than three-fourths (3/4) of the votes cast by those shareholders who, being entitled to do so, vote in person or by proxy at a meeting of the Company where not less than 21 days notice specifying the intention to propose the resolution as a special resolution has been given.

The 2004 Articles of the Company also require that the terms of the Preference Shares and may not be altered, amended or repealed without the approval of a shareholders resolution passed by the votes of the holders of at least 3/4 of the Preference Shares, then outstanding voting separately as a Class, at a meeting specially called for such purpose, in addition to the authorization required to be passed by Special Resolution.  There are presently no Preference Shares outstanding.  However, after the closing of the private placement there will be approximately 4,347,827 Series I Preference Shares issued on the closing of the private placement referred to above.  Following completion of the private placement, the proposed placees of the Series I Preference Shares have agreed to consent in writing to the adoption of the Special Resolution prior to the Meeting and therefore no meeting of the Series I Preference Shareholders is required.

CPC Communications Inc. (“CPC”), owns and controls 6,833,333 Common Shares, representing 32.6% of the outstanding Common Shares, and has agreed to enter into a voting/power of attorney agreement with the proposed holders of the Series I Shares, that provides such holders with a voting proxy over 4,347,826 of its Common Shares, representing 20.8% of the outstanding common shares.  The voting agreement will provide that holders of CPC’s proxy may vote its shares at their discretion at any meeting of shareholders of the Company duly called, with an undertaking to vote all of the proxied shares in favour of the Special Resolution.  The voting agreement will remain in effect until the 2005 Articles are approved and filed with the Ministry of Consumer and Business Services (Ontario).  The family of Mr. Gary Howsam, owns and controls CPC.  Neither CPC, Mr. Howsam nor his family will receive any remuneration or other benefit in consideration of entering into the voting agreement.

The Directors have determined that the adoption of the 2005 Articles is in the best interests of the Company and is required in order meet contractual obligations to the holders of Series I shares as part of the private placement, and the absence of ambiguity in the 2005 Articles will provide the Company with greater flexibility should it wish to raise additional equity.  The directors approved the 2005 Articles on July 13, 2005, subject to shareholder and stock exchange approval.

The proposed amendment to the articles will be adopted when the shareholders have approved the Special Resolution, to be followed immediately by the filing of articles of amendment with the Director, Corporations Branch, Ministry of Consumer and Business Services (Ontario).

At the Special Meeting, shareholders will be asked to consider, and if deemed advisable, pass, with or without amendment, the Special Resolution as set out in Appendix A to this Circular, to authorize the amendment to the Company’s articles.  Unless otherwise instructed, the persons named in the accompanying proxy (provided the same is duly executed in their favour and is duly deposited) intend to vote FOR the Special Resolution.

RIGHT OF DISSENT

Registered Shareholders (as defined below) have the right to dissent to the Special Resolution pursuant to section 185 of the OBCA. This summary is expressly subject to section 185 of the OBCA, the text of which is reproduced in its entirety in Schedule 1 hereto. The Company is not required to notify, and will not notify, the Company’s Shareholders of the time periods within which action must be taken in order for such shareholders to perfect their dissent rights. It is recommended that Shareholders wishing to avail themselves of their dissent rights seek legal advice, as failure to comply strictly with the provisions of section 185 of the OBCA may prejudice any such rights. A “Registered Shareholder” is a shareholder of the Company whose Common Shares are registered in his name on the shareholder register of the Company.

If a shareholder of the Company holds Common Shares through an investment dealer, broker or market intermediary, he or she will not be a Registered Shareholder and such Common Shares will be registered in the name of such investment dealer, broker or market intermediary. Any holder of Common Shares who wishes to invoke dissent rights should register their Common Shares in their own name or arrange for the Registered Shareholder to dissent.

Any shareholder of the Company who wishes to invoke their dissent rights is urged to consult with his legal or investment advisor to determine whether they are registered shareholders and to be advised of the strict provisions of section 185 of the OBCA. Any shareholder who wishes to register their Common Shares in their name is urged to consult with his or legal or investment advisor, or the registrar and transfer agent of the Company at the following at the following address:

CIBC Mellon Trust Company

320 Bay Street, 8th Floor

Toronto,Ontario  M5H 4A6

In the event that the Special Resolution is adopted and becomes effective, any Shareholder who dissents in respect of such special resolution in compliance with section 185 of the OBCA (a “dissenting shareholder”) will be entitled to be paid a sum representing the fair value of their Common Shares. No right of dissent or appraisal is available to holders of Common Shares with respect to any other matter to be considered at the Special Meeting.

A dissenting shareholder must send to the Company at or before the Special Meeting a written objection to the Special Resolution (a “dissent notice”).  A vote against the Special Resolution does not constitute a dissent notice. The OBCA does not provide for partial dissent and, accordingly, a shareholder may only dissent with respect to all of the Common Shares held by such shareholder or on behalf of any one beneficial owner whose Common Shares are registered in his name.

Under the OBCA, the Company is required, within 10 days after its shareholders adopt the Special Resolution to send notice that the Special Resolution has been adopted, to each dissenting shareholder who has not withdrawn his objection or voted for such resolution. Such a dissenting shareholder is required, within 20 days of receiving such notice (or if such notice is not received, within 20 days of learning that Special Resolution has been adopted), to send to the Company a written notice in prescribed form demanding payment of fair value for his Common Shares (a “Shareholder Demand”).

Not later than the 30th day after sending a Shareholder Demand to the Company, a dissenting shareholder must send the certificates representing the Common Shares in respect of which he dissents to Company or its transfer agent, who is required to endorse thereon a notice that the shareholder is a dissenting shareholder and return the certificates to the dissenting shareholder.

Not later than seven days after the day on which the Special Resolution is adopted or the day the Company receives a Shareholder Demand, the Company (unless it fails to meet certain solvency criteria set out in the OBCA) must send to each dissenting shareholder who has sent a Shareholder Demand a written offer to pay for the dissenting shareholder’s Common Shares in an amount considered by the board of directors of the Company to be the fair value of the Common Shares accompanied by a statement showing how the fair value was determined.

If the Company fails to make such an offer or a dissenting shareholder does not accept such an offer, the Company may, within 50 days after the 2005 Articles approved by Special Resolution becomes effective or such further period as the Superior Court of Justice of Ontario (the “Ontario Court”) may allow, apply to the Ontario Court to fix a fair value for the Common Shares of any dissenting shareholder. If the Company fails to apply to the Ontario Court, a dissenting shareholder may do so for the same purpose within a further period of 20 days or such further period as the Ontario Court may allow.

Under the OBCA, upon the sending of a Shareholder Demand, a dissenting shareholder ceases to have any rights as a Shareholder, other than the right to be paid the fair value of their Common Shares in the amount agreed to between the Company and the dissenting shareholder or in the amount fixed by the Ontario Court, as the case may be. Until one of these events occurs, the dissenting shareholder may withdraw his dissent notice or the Company may rescind the Special Resolution and, in either event, the dissent and appraisal proceedings in respect of such dissenting shareholder will be discontinued.

Dissenting shareholders will not have any right other than those granted under the OBCA to have their Common Shares appraised or to receive the fair value thereof.

2.

REDUCTION IN STATED CAPITAL

Section 34(1)(b)(ii) of the OBCA permits a corporation to reduce its stated capital in a share capital account for any purpose.  The reduction in stated capital will be applied to reduce the deficit in the Company’s financial statements. The Corporation has accumulated a large deficit over the past few years, and the Directors have determined that it is in the best interests of the Corporation to reduce its stated capital account for the common shares, which will, reduce the need to carry forward and account for the deficit in the Company’s financial statements. This reduction in the stated capital account is being made in accordance with generally accepted accounting principals in the US and Canada.  Holders of common shares the Corporation will be asked to consider and approve at the Special Meeting the Special Resolution as set out in Appendix B to this Circular (requiring approval by a majority of not less than two-thirds of the votes cast by shareholders who vote, in person or by proxy, on the special resolution) to authorize the directors to reduce the Corporation’s stated capital account for its common shares by up to $29,706,623, or such lesser amount as may be determined by the directors of the Company, which represents all or a portion of the accumulated deficit of the Corporation at September 1, 2004.

Unless otherwise instructed, the persons named in the accompanying proxy (provided the same is duly executed in their favour and is duly deposited) intend to vote FOR the Special Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

(Form 51-102F6)

“CEO” means the individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

“CFO” means the individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

“Named Executive Officers” or “NEOs” means the following individuals:

(a)

each CEO;

(b)

each CFO ;

(c)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individuals were not serving as an officer at the end of the most recently completed financial year-end.

The following table sets forth the compensation information for the Chief Executive Officer (“CEO”) and the next two (2) most highly compensated executive officers (collectively, the “Named Executive Officers”) for services rendered in all capacities during the financial periods ended August 31, 2004, 2003 and 2002.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
NEO					Awards		Payouts
Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Gary Howsam, President and CEO	2004	160,000	Nil	9,600(5)	Nil	Nil	Nil	Nil
	2003	101,115	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mara Di Pasquale, CFO & COO	2004	149,999	Nil	Nil	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	NIl
Juliet Jones, Former President and CEO[2]	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2003	126,205	21,875	Nil	Nil	Nil	Nil	115,000[3]
	2002	168,445	Nil	Nil	Nil	100,000[4]	Nil	Nil

[1]

Ended 31st August.

[2]

Chief Financial Officer (“CFO”) until March 27, 2001.  CEO from March 27, 2001 and President/CEO from December 1, 2001 to January 20, 2003.

[3]

Severance payments: $100,000 pursuant to a non-compete agreement and $15,000 upon termination of employment, which have been paid in full.

[4]

Common Shares.

[5]

Car allowance.

LONG TERM INCENTIVE PLANS –

AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

There were no long term incentive plan awards during the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	40,000 common shares (1)	$0.70	2,290,400 common shares (2)
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	40,000 common shares	$0.70	2,290,400 common shares

(1) Stock options outstanding as at August 31, 2004.

(2) Stock options available for future issuance as per Amended Stock Option Plan dated January 2003.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

There were no option/SAR grants during the most recently completed financial year.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED

FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Except for the Company’s Amended Share Option Plan and except as noted below under “Employment Agreements”, there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to Named Executive Officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Company has no compensatory plan or arrangement with respect to the Named Executive Officers in the event of resignation, retirement or any other termination of the Named Executive Officers’ employment with the Company and its subsidiaries or in the event of a change of control of the Company or its subsidiaries or in the event of a change in the Named Executive Officers’ responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

EMPLOYMENT AGREEMENTS / MANAGEMENT CONTRACTS

Effective 20th December, 2002, the Company entered into an Employment Services Agreement with CPC Communications Inc, an Ontario company controlled by the family of Gary Howsam, a Named Executive Officer.  The Agreement provides for a fee  of $150,000 per annum for the year ended 31st December, 2003, $165,000 per annum for the year ended 31st December, 2004, and $180,000 per annum for the year ended 31st December, 2005 as well as participation in such executive bonus plans as shall be implemented by the Company.

REPORT ON EXECUTIVE COMPENSATION

The Company’s Compensation Committee (the “Committee”) has the responsibility for annually setting and approving the compensation package for the Chief Executive Officer and for annual reviewing and approving the compensation packages for executive officers of the Company.  The Committee also reviews and approves changes to the Company’s compensation policies in respect of matters such as the structure and granting of stock options.

The Committee is comprised of three unrelated directors, Dan Lyon, Juliet Jones and Nelson Thall.

Components of Total Compensation

The aggregate compensation of senior officers of the Company, including Named Executive Officers, consists of three components: base salary, car allowance and long-term incentives principally in the form of stock options.  The Company aims to ensure that each executive officer’s compensation is balanced among these three components.

(i)

Base Salary

Base salary levels for all executive officers (including the Chief Executive Officer) are based upon performance and are relative to comparable positions within the industry and markets in which the Company operates, and are intended to achieve the following objectives:

1.

to attract and retain executives and senior management required for the success of the Company;

2.

to motivate performance;

3.

to provide fair and competitive compensation commensurate with an individual’s experience and expertise; and

4.

to reward individual performance and contribution to the achievement of the Company’s objectives.

(ii)

Car Allowance

(iii)

Long-term Incentive Awards

Long-term incentive awards may be granted annually with the target award set as a percentage of the executive’s salary based on corporate performance and the employee’s years of service with the Company.  The

Company does take into account the amount or terms of previously issued options when determining whether and how many stock options will be granted to executive officers in each year.  The size of the grant is based on the Black-Scholes formula for valuing stock options and is approved by the Compensation Committee.

The base salary for the Chief Executive Officer is determined in the same manner as that of all other executives.  The Chief Executive Officer does not participate in the Committee’s or the Board’s decisions or does he vote relating to his compensation.  The long-term components of the Chief Executive Officer’s incentive compensation were determined in accordance with his management contract which generally reflects the same principles applicable to other executives in the determination of incentive compensation awards.

PENSION PLAN

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

PERFORMANCE GRAPH

The following graph compares the cumulative total Shareholder return with those of the S&P/TSX Composite Index (formerly known as TSE 300 Total Return Index) for the period commencing August 31, 2000 and ending August 31, 2004.  All values assume that $100 was invested on August 31, 2000 in our Common Shares and each applicable index.  Note:  We caution that the stock price performance shown in the graph below should not be considered indicative of potential future stock price performance.

Company/Index	8/31/00		8/31/01		8/31/02		8/31/03		8/31/04
	A	B	A	B	A	B	A	B	Common
Peace Arch Entertainment Group Inc.	100	100	62.4	52.4	9.7	7.2	17.2	18.5	23.7
S&P/TSX Composite Index	100		65.8		58.8		66.8		74.5

Return of Investment Chart

CUMULATIVE TOTAL RETURNS
Value of $100 invested on August 31, 2000
120
100
80
60
40
20
0
8/31/00
8/31/01
8/31/02
8/31/03
8/31/04
PAE Class A
PAE Class B
S&P TSX Composite

**Note that the separate classes were restructured as Commons Shares on March 12, 2004 and began trading as Common Shares on March 16, 2004

COMPENSATION OF DIRECTORS

During the most recently completed financial year ended August 31, 2004, the Directors of the Company were entitled to a yearly retainer of $5,000, which the Company expects will be paid in full, in fiscal 2005.  As well, Directors were entitled to $500 for each Directors’ or Committee Meeting attended in person and $300 for each Directors’ or Committee Meeting attended by conference call.  Chairpersons of any Directors’ or Committee Meeting were entitled to twice that of a non-chair member.

Set forth below is a list of all stock options granted by the Company pursuant to the Company’s Amended Share Option Plan to non-Named Executive Officer directors and other "insiders" (as that term is defined in the Securities Act (Ontario)) of the Company, outstanding and exercisable at the date of this Information Circular.

Name of Optionee	No. of Common Shares	Exercise Price Per Share	Date of Grant	Expiry Date
Non-Named Executive Officer Directors
Nelson Thall	10,000	$0.50	January 20, 2003	June 20, 2006
Richard Watson	10,000	$0.50	January 20, 2003	June 20, 2006
Dan Lyon	10,000	$0.65	February 25, 2005	February 25, 2008
Robert Essery	10,000	$0.65	February 25, 2005	February 25, 2008
Juliet Jones	15,000	$0.65	February 25, 2005	February 25, 2008
Richard Watson	15,000	$0.65	February 25, 2005	February 25, 2008
Nelson Thall	7,500	$0.65	February 25, 2005	February 25, 2008
Other insiders	300,000	$0.65	February 25, 2005	February 25, 2008

INDEBTEDNESS OF DIRECTOR’S, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the most recently completed financial year and currently, there was $137,036 of indebtedness of Directors, Executive Officers and/or Senior Officers to the Company.

AGGREGATE INDEBTEDNESS ($)
Purpose	To the Company or its Subsidiaries

Other	137,036

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

On January 30, 2003, CPC Communications Inc., a company controlled by the family of Gary Howsam, a director and officer of the Company, acquired 8,333,333 Class B Subordinate Voting Shares at the deemed price of $0.30 per share in exchange for assets acquired by the Company. This transaction was fully disclosed in the Company’s Information Circular dated December 18, 2002.

On January 30, 2003, Richard Watson, a director of the Company, purchased from treasury 1,250,000 Class B Subordinate Voting Shares at a price of $0.30 per share as part of a larger private placement of 5,000,000 Class B Subordinate Voting Shares at a price of $0.30 per share.  This transaction was fully disclosed in the Company’s Information Circular dated December 18, 2002.

No insider of the Company, associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any other transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the SPECIAL MEETING other than as disclosed under the headings “Executive Compensation” and "Particulars of Matters to be Acted Upon".

DIRECTORS’ AND OFFICERS LIABILITY INSURANCE

Primary Policy

The Company has insurance coverage for the benefit of its directors and officers and the directors and officers of its subsidiaries pursuant to ACE Ina’s insurance plan.  The policy provides for each such director and officer, subject to an annual aggregate limit total of CDN$5,000,000, including defense costs.

Creditor’s/Debt Holder’s Exclusion of Primary Policy

It is understood and agreed that, in consideration of the premium paid, the Insurer shall not be liable to make any payment for Loss based upon, arising from, or attributable to: (1) any Claims brought by or on the behalf of any creditor or debt holder of the Company; (2) any Claims to pay or collect accounts, including but not limited to, any Claim alleging misrepresentation in consideration for the extension of credit or purchase of a debt instrument, or any deterioration in value of the debt.

The amount deductible is respect of a claim related to the directors and officers, either individually or in the aggregate, is CDN$100,000 and USD$250,000 for SEC Claims.  The deductible applies to claims made by the Company or its subsidiaries in connection with amounts which it, or its subsidiaries, have indemnified directors and officers.

Secondary Excess Policy

The Company has secondary insurance coverage for the benefit of its directors and officers and the directors and officers of its subsidiaries pursuant to Besso Limited’s insurance plan.  The policy provides for each such director and officer, subject to an annual aggregate limit total of CDN$5,000,000, including defense costs.

The amount deductible is respect of a claim related to the directors and officers, either individually or in the aggregate, is CDN$100,000 and CDN$250,000 for securities Claims.  The deductible applies to claims made by the Company or its subsidiaries in connection with amounts which it, or its subsidiaries, have indemnified directors and officers.

ADDITIONAL DOCUMENTATION

The Company is a reporting issuer accountable to the securities commissions of certain provinces of Canada and is therefore required to present financial statements and information circulars to the various securities commissions in such provinces.  Copies of the Company's Information Circular and the most recent consolidated and audited financial statements and MD&A are available on request from the Company's CEO.  All the Company’s public documents are filed with SEDAR and EDGAR and can be found on the following websites, www.sedar.com, and www.sec.gov.

Financial information is provided in the Company’s comparative financial statements and MD&A for the most recently completed financial year.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

APPROVAL OF INFORMATION CIRCULAR

The contents and the sending of this Information Circular have been approved by the directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ONTARIO SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

BY ORDER OF THE BOARD OF DIRECTORS

"Gary Howsam"

CHIEF EXECUTIVE OFFICER

APPENDIX A

SPECIAL RESOLUTION AUTHORIZING AMENDMENTS TO ARTICLES

BE IT RESOLVED THAT:

I.

The articles of the Corporation be amended as follows:

1.

to delete paragraphs (d) through (l) of the rights, privileges, restrictions and conditions attaching to the preference shares of the Corporation, as a class, contained in the Corrected Articles of Continuance of the Corporation dated September 1, 2004;

2.

to re-designate the Series I Non-Voting Preference Shares of the Corporation as Series I Preference Shares and to change the rights, privileges, restrictions and conditions attaching to such shares by deleting Section 6.1 thereof and replacing it with the following:

“The Series I Preference Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Series I Preference Share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series.”

3.

to re-designate the Series II Non-Voting Preference Shares of the Corporation as Series II Preference Shares and to change the rights, privileges, restrictions and conditions attaching to such shares by deleting Section 6.1 thereof and replacing it with the following:

“The Series II Preference Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Series II Preference Shares held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series.”

4.

to delete paragraphs (a) through (c) of the rights, privileges, restrictions and conditions attaching to the preference shares of the Corporation, as a class, contained in the Corrected Articles of Continuance of the Corporation dated September 1, 2004 and to provide that the preference shares (“Preference Shares”), as a class, and the common shares of the Corporation ("Common Shares") shall have attached thereto the following rights, privileges, restrictions and conditions:

(1)

Provisions attaching to Preference Shares, as a Class

(a)

Directors Authority to Issue One or More Series.

The directors of the Corporation are hereby authorized to issue the Preference Shares at any time and from time to time in one or more series and to fix the number of shares in such series and, subject to the limitations set out in the articles of the Corporation, determine the designation of and the rights, privileges, restrictions and conditions to be attached to the shares of such series, including, without limitation, the rate or rates, amount or method or methods of calculation of dividends thereon, the time and place of payment of dividends, whether cumulative or non-cumulative or partially cumulative and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of the payment of dividends, the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption rights (if any), the conversion or exchange rights (if any) attached thereto, the voting rights attached thereto (if any), and the terms and conditions of any sinking fund or purchase plan with respect thereto.  Before the first shares of a particular series are issued, the board of directors of the Corporation shall send to the Director (as defined in the Business Corporations Act) articles of amendment designating such series and setting out the rights, privileges, restrictions and conditions attaching to the series determined by the board of directors of the Corporation.  In addition to the foregoing, the directors of the Corporation are hereby authorized to change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Preference Shares

(b)

Ranking of Preference Shares

The Preference Shares shall be entitled to priority over the Common Shares and over any other shares of the Corporation ranking junior to the Preference Shares with respect to the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.  The Preference Shares of any series shall be given such other preferences and rights over the Common Shares and over any other shares ranking junior to the Preference Shares as may be determined in the case of such series of Preference Shares.  No rights, privileges, restrictions or conditions attached to a series of Preference Shares shall confer upon a series a priority over any other series of Preference Shares in respect of dividends or return of capital in the event of the liquidation, dissolution or winding-up of the Corporation.

(2)

Provisions Attaching to Common Shares

(a)

Dividends

Subject to any preferences and rights of the holders of the Preference Shares (including without limitation any preferences or rights attached to any existing or future series of Preference Shares) and any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends, and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation in such amount and in such form as the board of directors of the Corporation may from time to time determine, and all dividends which the board of directors of the Corporation may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

 (b)

Dissolution

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, subject to the preferences and rights of the holders of the Preference Shares (including without limitation any preferences or rights attached to any existing or future series of Preference Shares) and any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

(c)

Voting Rights

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Common Share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

5.

to provide that, after giving effect to the foregoing, the authorized capital of the Corporation shall consist of an unlimited number of Common Shares and an unlimited number of Preference Shares, issuable in series, of which 4,347,827 Series I Preference Shares and 4,347,827 Series II Preference Shares have been authorized as of the date hereof.

II.

Any one officer or director of the Corporation is hereby authorized and directed on behalf of the Corporation to deliver Articles of Amendment, in duplicate, to the Director under the Business Corporations Act and to sign and execute all documents and to do all things necessary or advisable in connection with the foregoing.

APPENDIX B

SPECIAL RESOLUTION REDUCING STATED CAPITAL

BE IT RESOLVED THAT:

1.

the directors be authorized to reduce the stated capital of the Corporation by the amount of $29,706,623 or such lesser amount as may be determined by the directors of the Company, such reduction to be made from the stated capital account maintained in respect of the Common Shares of the Corporation and for the purpose of declaring the Corporation’s stated capital to be reduced by an amount that is not represented by realizable assets; and

2.

any one officer or director of the Corporation is hereby authorized and directed to do such acts and things and to execute and deliver all documents as may be necessary to give effect to the foregoing.

SCHEDULE 1

SECTION  185 OF THE

ONTARIO BUSINESS CORPORATIONS ACT

185.  (1)  Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

         (a)    amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

         (b)    amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

         (c)    amalgamate with another corporation under sections 175 and 176;

         (d)    be continued under the laws of another jurisdiction under section 181; or

         (e)    sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.  R.S.O. 1990, c. B.16, s. 185 (1).

Idem

      (2)  If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

         (a)    clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

         (b)    subsection 170 (5) or (6).  R.S.O. 1990, c. B.16, s. 185 (2).

Exception

      (3)  A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

         (a)    amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

         (b)    deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.  R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value

      (4)  In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.  R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

      (5)  A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.  R.S.O. 1990, c. B.16, s. 185 (5).

Objection

      (6)  A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.  R.S.O. 1990, c. B.16, s. 185 (6).

Idem

      (7)  The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).  R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

      (8)  The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.  R.S.O. 1990, c. B.16, s. 185 (8).

Idem

      (9)  A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.  R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

      (10)  A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

         (a)    the shareholder’s name and address;

         (b)    the number and class of shares in respect of which the shareholder dissents; and

         (c)    a demand for payment of the fair value of such shares.  R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

      (11)  Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.  R.S.O. 1990, c. B.16, s. 185 (11).

Idem

      (12)  A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.  R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

      (13)  A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.  R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

      (14)  On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

         (a)    the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

         (b)    the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

         (c)    the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.  R.S.O. 1990, c. B.16, s. 185 (14).

Offer to pay

      (15)  A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

         (a)    a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

         (b)    if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.  R.S.O. 1990, c. B.16, s. 185 (15).

Idem

      (16)  Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.  R.S.O. 1990, c. B.16, s. 185 (16).

Idem

      (17)  Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.  R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

      (18)  Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.  R.S.O. 1990, c. B.16, s. 185 (18).

Idem

      (19)  If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.  R.S.O. 1990, c. B.16, s. 185 (19).

Idem

      (20)  A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).  R.S.O. 1990, c. B.16, s. 185 (20).

Costs

      (21)  If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.  R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders

      (22)  Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

         (a)    has sent to the corporation the notice referred to in subsection (10); and

         (b)    has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.  R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

      (23)  All dissenting shareholders who satisfy the conditions (a) and (b) shall be deemed to be joined as parties to set out in clauses (22) an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.  R.S.O. 1990, c. B.16, s. 185 (23).

Idem

      (24)  Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.  R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

      (25)  The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.  R.S.O. 1990, c. B.16, s. 185 (25).

Final order

      (26)  The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).  R.S.O. 1990, c. B.16, s. 185 (26).

Interest

      (27)  The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.  R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay

      (28)  Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.  R.S.O. 1990, c. B.16, s. 185 (28).

Idem

      (29)  Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

         (a)    withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

         (b)    retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.  R.S.O. 1990, c. B.16, s. 185 (29).

Idem

      (30)  A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

         (a)    the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

         (b)    the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.  R.S.O. 1990, c. B.16, s. 185 (30).

Court order

      (31)  Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.  1994, c. 27, s. 71 (24).

Commission may appear

      (32)  The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.  1994, c. 27, s. 71 (24).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	July 26, 2005	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.

Proxy

(Solicited by Management)

SPECIAL MEETING OF THE HOLDERS OF COMMON SHARES OF PEACE ARCH ENTERTAINMENT GROUP INC. (the "Company")

TO BE HELD AT:

The registered office of the Corporation, 124 Merton Street, Suite 407, Toronto, Canada

ON:

August 24, 2005 at 10:00 a.m. (Eastern Daylight Savings Time)

The undersigned holder of Common Shares ("Registered Shareholder") of the Company hereby appoints Gary Howsam, a director and officer of the Company, or failing him, Richard Watson,  a director  and officer of the Company or in place of the foregoing, ______________________________ as nominee of the undersigned, to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Special Meeting of the Shareholders of the Company  (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxy holder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full details of each item, please see the Notice of Meetings and Information Circular dated July 22, 2005 (the "Information Circular")).

		For	Against
1.	To approve the Special Resolution amending the Company's Articles as set out in Appendix A to the Information Circular.
		For	Against
2.	To approve the Special Resolution authorizing the reduction in the stated capital account for the Common Shares as set out in Appendix B to the Information Circular.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

      COMMON

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxy holder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by or on behalf of the Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxy holders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxy holders shown and do not complete the blank space provided for the appointment of an alternate proxy holder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxy holder will vote in favour of each matter identified on this Instrument of Proxy.

OR

(b)

appoint another proxy holder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxy holder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxy holder. If no choice is specified, the proxy holder has discretionary authority to vote as the proxy holder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxy holder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or other matters which may properly come before the Meeting as the proxy holder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior instrument of proxy.

To be represented at the Meeting, this proxy form must be received at the office of CIBC Mellon Trust Company of Canada, Proxy Dept, 200 Queen's Quay East, Unit 6, Toronto, ON M5A 4K9, by mail or by fax at 416-368-2502 or at the Head Office of the Company at Suite 407 - 124 Merton Street, Toronto, Ontario, M4S 2Z2, not less than 1 hour prior to the time of the Meeting, or any adjournment thereof, or may be deposited with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof.